U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 40-F

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	Commission File Number:

Anderson Energy Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

Alberta	1311	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

700 Selkirk House

555 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3E7

(403) 262-6307

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue, New York, New York 10011

(212) 894-8940

(Name, address including zip code, and telephone number including area codes of agent for service)

Copies to:

M. Darlene Wong Anderson Energy Ltd. 700, 555 4th Avenue S.W. Calgary, Alberta, Canada (403) 262-6307	Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019-6064 (212) 373-3000

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common shares, without nominal or par value	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Not applicable

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐                    No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                    No ☒

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐                    No ☐

OFF-BALANCE SHEET ARRANGEMENTS

Anderson Energy, Ltd. (the “Registrant”) does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the contractual obligations of the Registrant as of December 31, 2010:

Contractual Obligations (in thousands of Canadian dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Accounts payable and accrued liabilities	46,862	46,862
Bank loans[1]	52,922		52,922
Interest on convertible debentures	19,073	2,198	7,500	7,500	1,875
Convertible debentures (principle)	50,000				50,000
Operating lease (rent)[2]	3,368	1,757	1,611
Crude oil transportation contract (minimum commitment)[2]	2,640	129	515	515	1,481
Firm service natural gas transportation contracts[2]	5,517	1,633	2,162	1,280	442
Farm-in commitment (at estimated minimum capital cost)[2]	10,000		10,000

Total	190,382	52,579	74,710	9,295	53,798

[1]	See note 4 to the Audited Consolidated Financial Statements for the year ended December 31, 2010 included in Exhibit 99.7 for more details.
[2]	See note 13 to the Audited Consolidated Financial Statements for the year ended December 31, 2010 included in Exhibit 99.7 for more details.

FORWARD LOOKING INFORMATION

The safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act applies to forward-looking information provided pursuant to “Off-Balance Sheet Arrangements” and “Tabular Disclosure of Contractual Obligations” in this Registration Statement on Form 40-F.

This Registration Statement on Form 40-F (the “Registration Statement) contains or incorporates by reference forward looking statements. All statements other than statements of historical fact included or incorporated by reference in this Registration Statement that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as: oil and gas reserve quantities and the discounted present value of these reserves; the amount and nature of our capital expenditures; plans for drilling wells; prices for oil and gas to be produced; timing and amount of future production; operating and other costs; business strategies and plans of management; and prospective development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including: the impact of general economic conditions; industry conditions, including fluctuations in the price of oil and natural gas and royalties payable in respect of our oil and gas production and changes in governmental regulation of the oil and gas industry, including environmental regulation; uncertainty of estimates of oil and natural gas reserves, impact of competition, availability and cost of seismic, drilling and other equipment; operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas; fluctuations in foreign exchange or interest rates and stock market volatility; and the timing and success of integrating the business and operations of acquired companies.

These and additional factors are described in more detail in our management’s discussion and analysis of financial condition and results of operations set forth in the Annual Information Form dated March 28, 2011, for the fiscal year ended December 31, 2010, attached hereto as Exhibit 99.8. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements.

Estimates of future revenues, costs, netbacks, funds from operations and debt levels may constitute future oriented financial information under applicable securities laws, and are presented to provide readers with a comparison to similar amounts in 2009 and 2010 based on the various assumptions described or inherent in the estimates. Readers are cautioned that the information may not be appropriate for other purposes.

COMPLIANCE WITH AUDITOR INDEPENDENCE AND RECONCILIATION REQUIREMENT

The Registrant’s financial statements have been reconciled to U.S. GAAP as required by Item 17 of Form 20-F under the Exchange Act. Such reconciliation is set forth in Exhibit 99.2.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking

Anderson Energy Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B. Consent to Service of Process

Concurrently with the filing of this registration statement on Form 40-F, Anderson Energy Ltd. has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

Any change to the name or address of the agent for service of Anderson Energy Ltd. shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of Anderson Energy Ltd.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: September 27, 2011

ANDERSON ENERGY LTD.

By:	/s/ M. Darlene Wong
Name: M. Darlene Wong
Title: Vice President Finance, Chief Financial Officer, Secretary

DOCUMENTS FILED AS PART OF THIS REGISTRATION STATEMENT

The following documents have been filed as part of this Registration Statement on Form 40-F as Exhibits hereto:

Exhibits	Documents
Charter Documents

99.1	Description of the common shares

Reconciliation

99.2	Reconciliation to U.S. GAAP of the Audited Consolidated Financial Statements for the fiscal years ended December 31, 2010 and December 31, 2009

Annual Information

99.3	Annual Review for the year ended December 31, 2009

99.4	Management’s Discussion & Analysis and Audited Consolidated Financial Statements for the year ended December 31, 2009

99.5	Annual Information Form for the year ended December 31, 2009

99.6	Annual Review for the year ended December 31, 2010

99.7	Management’s Discussion & Analysis and Audited Consolidated Financial Statements for the year ended December 31, 2010

99.8	Annual Information Form for the year ended December 31, 2010

Quarterly Information

99.9	Management’s Discussion & Analysis and Interim Consolidated Financial Statements for the three months ended March 31, 2010

99.10	Management’s Discussion & Analysis and Interim Consolidated Financial Statements for the six months ended June 30, 2010

99.11	Management’s Discussion & Analysis and Interim Consolidated Financial Statements for the nine months ended September, 2010

99.12	Management’s Discussion & Analysis and Interim Consolidated Financial Statements for the three months ended March 31, 2011

99.13	Management’s Discussion & Analysis and Interim Consolidated Financial Statements for the six months ended June 30, 2011

Shareholder Meeting Materials

99.14	Notice of Annual General Meeting of Shareholders and Management Information Circular for meeting on May 13, 2010, dated March 31, 2010

99.15	Notice of Annual and Special Meeting of Shareholders and Management Information Circular for meeting on May 16, 2011, dated April 15, 2011

News Releases

99.16	Press Release, dated January 14, 2010

99.17	Press Release, dated January 14, 2010

99.18	Press Release, dated February 3, 2010

99.19	Press Release, dated February 22, 2010

99.20	Press Release, dated March 22, 2010

99.21	Press Release, dated May 13, 2010

99.22	Press Release, dated June 1, 2010

99.23	Press Release, dated August 12, 2010

99.24	Press Release, dated October 25, 2010

99.25	Press Release, dated November 15, 2010

99.26	Press Release, dated December 9, 2010

99.27	Press Release, dated December 31, 2010

99.28	Press Release, dated January 17, 2011

99.29	Press Release, dated March 28, 2011

99.30	Press Release, dated May 16, 2011

99.31	Press Release, dated May 18, 2011

99.32	Press Release, dated June 8, 2011

99.33	Press Release, dated July 11, 2011

99.34	Press Release, dated August 15, 2011

Other Material Documents Filed with Canadian Securities Regulators

99.35	Underwriting Agreement, dated January 14, 2010, by and among BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Cormark Securities Inc., National Bank Financial Inc., CIBC World Markets Inc., GMP Securities L.P. and Anderson Energy Ltd.

99.36	Final Short Form Prospectus, dated January 27, 2010

99.37	Underwriting Agreement, dated December 9, 2010, by and among BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Cormark Securities Inc., National Bank Financial Inc., CIBC World Markets Inc., GMP Securities L.P. and Anderson Energy Ltd.

99.38	Final Short Form Prospectus, dated December 22, 2010

99.39	Convertible Debenture Indenture, dated December 31, 2010

99.40	Underwriting Agreement, dated May 18, 2011, by and among BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Cormark Securities Inc., National Bank Financial Inc., Scotia Capital Inc. and Anderson Energy Ltd.

99.41	Final Short Form Prospectus, dated June 1, 2011

99.42	First Supplemental Trust Indenture, dated June 8, 2011

Consents

99.43	Consent of KPMG LLP

99.44	Consent of GLJ Petroleum Consultants Ltd.